FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 1-11130

ALCATEL
(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

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Signatures
Alcatel reports fourth quarter and full year 2003 results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05th of February 2004	ALCATEL

	By:	/s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel reports fourth quarter and full year 2003 results

Fourth quarter highlights:

•	Sales up 29.4% sequentially at Euro 3,765 million (32% at constant exchange rate)

•	Income from operations at Euro 331 million

•	Net loss pre-goodwill at Euro (286) million, after Euro (524) million restructuring charges

•	Net cash position increases to Euro 976 million

Full year highlights:

•	Sales down 21.9% at Euro 12,513 million (16% at constant exchange rate)

•	Income from operations increases to Euro 332 million over a loss of Euro (606) million year over year

•	Net loss pre-goodwill at Euro (1,346) million compared to Euro (4,138) million year over year

Further to the disposal of the battery business announced in October 2003 and the disposal of the optical component business announced in May 2003, these activities have been accounted for as discontinued operations for the year 2003. Consequently, all comments herein are based on restated figures.

Paris, February 5, 2004 — Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved fourth quarter and full year 2003 results. Fourth quarter sales were up sequentially by 29.4% at Euro 3,765 million compared with Euro 2,909 million (up 32.0% at constant exchange rate). The gross margin remained strong at 33.2% despite the usual fourth quarter unfavorable product mix. Income from operations amounted to Euro 331 million, an 8.8% operating return on sales compared with 5.0% in Q3. Net loss for the quarter was registered at Euro (524) million or diluted Euro (0.39) per share (US$ (0.49) per ADS) and included Euro (524) million of restructuring charges and Euro (210) million of goodwill amortization charges.

For full year 2003, sales amounted to Euro 12,513 million, a 21.9% decrease compared to 2002. At a constant exchange rate, yearly sales decreased by 16%. The gross margin for full year 2003 was 32.8%, a six point improvement over 2002. Income from operations was registered at Euro 332 million compared to loss of Euro (606) million in 2002. Net loss amounted to Euro (1,944) million or diluted Euro (1.46) per share (US$ (1.84) per ADS) and included Euro (1,314) million of restructuring charges and Euro (578) million of goodwill amortization charges, versus a net loss of Euro (4,745) million in 2002.

Key Figures	Fourth Qtr	Third Qtr	Fourth Qtr	Third Qtr	Fourth Qtr
In Euro million except for EPS	2003	2003	2002	2003	2002

		restated	restated	as published	as published
Profit & Loss
Net Sales	3,765	2,909	4,377	3,039	4,508
Income from Operations	331	146	40	160	20
Net Income pre-Goodwill & MI	(286)	(177)	(947)	(175)	(947)
Net Income	(524)	(284)	(1,119)	(284)	(1,119)
EPS Diluted	(0.39)	(0.21)	(0.93)	(0.21)	(0.93)
E/ADS*	(0.49)	(0.27)	(1.17)	(0.27)	(1.17)
Number of shares (billions)	1.34	1.22	1.20	1.22	1.20

Key Figures	Full Year	Full Year	Full Year
In Euro million except for EPS	2003	2002	2002

		restated	as published
Profit & Loss
Net Sales	12,513	16,014	16,547
Income from Operations	332	(606)	(727)
Net Income pre-Goodwill & MI	(1,346)	(4,195)	(4,138)
Net Income	(1,944)	(4,745)	(4,745)
EPS diluted	(1.46)	(3.99)	(3.99)
E/ADS*	(1.84)	(5.03)	(5.03)
Number of shares (billion)	1.33	1.19	1.19

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of US$1.26 as of December 31, 2003

Serge Tchuruk, Chairman and CEO summarized the Board’s observations:

“Our operating performance in the fourth quarter came out at the high end of our expectations, with revenues growing about 32% quarter over quarter at a constant exchange rate, an operating income returning close to 9% of sales and a net working capital nearing zero. In fact, the fourth quarter return on sales came back nearly to its fourth quarter level of 2000, when sales were about double. In addition to encouraging market trends in Alcatel’s core businesses, this performance is no doubt the result of our severe cost cutting efforts. Nevertheless, beyond the productivity level reached at the end of 2003, there is still potential for improving our operations to the extent of several points of operating profitability. We have therefore decided to go ahead with the final phase of our restructuring, as foreseen at the end of the third quarter. This final phase has been entirely booked in the fourth quarter of 2003, resulting in Euro 524 million of restructuring provisions to be used throughout 2004 in line with the planned execution of the program.”

“Our focus is now clearly on growing our business in future years. While stabilizing, the carrier market is still difficult to precisely predict, with currency variation further clouding the issue. But what is clearly increasing is vendors’ differentiation. Alcatel grew its market share during the difficult years and we are confident that this trend will continue in the current, more favorable environment.”

“In wireline access, a key area for most service providers, our world leadership position strengthened in 2003 with the number of DSL lines shipped doubling to 15 million and our business reach broadening to FTTP and satellite access (“ADSL-in-the-sky”). In wireless networks, our 2003 sales once more withstood the market decline, particularly significant when measured in Euro terms, and we see a similar outlook for 2004 with our market share continuing to grow with our 3G business gaining traction. Our strategy to offer value added, end-to-end application solutions to promote multimedia application solutions in fixed, mobile, and private networks gained considerable momentum. We expect this solutions business to grow by more than 20% in 2004 with current programs in TV over DSL entertainment, convergent payment or messaging application solutions and interactive management systems for enterprises. Finally we progressed significantly in systems designed to evolve networks to next generation architecture with in particular a growing penetration in the VoIP and IP service router markets. We are also getting traction in upgrades of ATM networks to IP/MPLS and data-aware metropolitan optical networks. These new technologies will be leveraged by Alcatel’s large installed network base when carriers accelerate their transition to NGN.”

Outlook

“Even if the market remains uncertain, in view of the book to bill ratio exceeding one for the two previous quarters, we expect Alcatel should resume growth in 2004, at a constant exchange rate. The growth should gradually accelerate during the year following a seasonally low first quarter, which is expected to be almost flat year over year, at a constant exchange rate. We anticipate a positive EPS (pre-goodwill) for the full year, with the seasonally weak first quarter being already close to breakeven.”

Segment Breakdown	Fourth Qtr	Third Qtr	Fourth Qtr	Full Year	Full Year
In Euro million	2003	2003	2002	2003	2002

		restated	restated		restated
Sales
Fixed Communications	1,647	1,341	2,012	5,708	7,826
Mobile Communications	1,092	815	1,283	3,539	4,542
Private Communications	1,103	839	1,194	3,627	4,109
Other & Eliminations	(77)	(86)	(112)	(361)	(463)

Total	3,765	2,909	4,377	12,513	16,014

Income from Operations
Fixed Communications	142	66	(155)	127	(784)
Mobile Communications	122	79	131	226	204
Private Communications	95	41	93	123	115
Other & Eliminations	(28)	(40)	(29)	(144)	(141)

Total	331	146	40	332	(606)

Note:	Figures for Fourth Quarter and Full Year 2002 and Third Quarter 2003 have been restated to reflect the disposal of the Optronics and Battery divisions.

Fourth Quarter Business Update

Fixed communications

Fourth quarter revenue increased sequentially by 22.8% to Euro 1,647 million from Euro 1,341 million. Broadband access continued to benefit from strong demand in all geographical regions with a total of 15.1 million DSL lines delivered in 2003 (5.1 million during the fourth quarter). Fixed network solutions also had a strong revenue performance not only driven by gains in intelligent network applications but also Next Generation Network (NGN) solutions. Voice networks as well as optics turned in a good performance compared to the previous quarter due to the normal seasonality of these businesses. The IP service router activity also continued to gain momentum with seven new customers added during the quarter. MSWAN sales also benefited from a rebound, mainly in North America and Western Europe.

Income from operations increased to Euro 142 million compared with Euro 66 million in Q3 with a significant contribution coming from the broadband access and voice networks. The optical network results continue to improve thanks to on going cost cutting. The IP service router business continued to substantially invest in R&D to bring new products to the market, with many positive responses from major carriers in Asia, North America, and Europe.

Mobile communications

Fourth quarter revenue increased sequentially by 34.0% to Euro 1,092 million from Euro 815 million. Mobile networks once again turned in a good performance with growth continuing with greenfield operators. In addition to the increase in 2/2.5G, deployment in 3G accelerated during the quarter with 1,500 Node Bs deployed during the quarter. 2.9 million mobile phones were delivered during the quarter with a good reception of the new products. Mobile software (convergent payment, voice/data and prepaid/postpaid applications) as well as next generation data messaging software registered good growth.

Income from operations increased and represented an 11.2% return on sales at Euro 122 million compared to Euro 79 million in Q3. Overall mobile networks’ profitability was in the high teens and mobile phones close to breakeven for the quarter.

Private communications

Fourth quarter revenue increased sequentially by 31.5% to Euro 1,103 million compared with Euro 839 million. The IP portion of the PBX business continued to grow and the enterprise solutions division confirmed its leadership in IP communications in Europe. Genesys turned in a good performance in North America as well as Western Europe and launched its next generation software platform for enterprises. The rail control systems activity registered substantial growth during the quarter and confirmed Alcatel as the undisputed leader in ETCS (European Train Control System). The integration and services business continued to gain momentum both in its outsourcing activity as well as in the private sector. The space division recorded strong growth during the quarter.

Income from operations was Euro 95 million compared to Euro 41 million in Q3. Significant contributions came from enterprise and transport solutions.

Taking into account that the Parent Company’s distributable profits are not sufficient enough to pay any dividends, the Board of Directors will propose to the Annual Shareholders Meeting not to pay any dividends to shareholders.

Alcatel will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/4q2003/ or http://www.alcatel.fr/4q2003.

Fourth quarter 2003 results (unaudited)

PROFIT AND LOSS STATEMENT:

•	Net Sales: Euro 3,765 million vs. Euro 4,377 million Q4 02 (down 14.0%) and vs. Euro 2,909 million sequentially (up 29.4%).

•	Geographical distribution of sales:

W. Europe:	45%
Other Europe:	8%
North America:	14%
Asia:	18%
RoW:	15%

•	Gross margin: 33.2% (36.0% for Q3 2003).

•	Selling, general and administration (“SG&A”) costs: Euro (524) million (13.9% of sales).

•	Research and development (“R&D”) expenses: Euro (393) million (10.4% of sales).

•	Income (loss) from operations: Euro 331 million

•	Earnings before tax and amortization of goodwill: Euro (272) million and included:

•	Interest paid on convertible bonds Euro (12) million

•	Net financial loss of Euro (78) million

•	Restructuring costs of Euro (524) million

•	Net other revenue/(expenses) of Euro 11 million

•	Net Income Pre-Goodwill and Minority Interest: Euro (286) million

•	Net Income: Euro (524) million and included a related tax charge of Euro (21) million, share in net income of equity affiliates and discontinued activities of Euro 7 million, goodwill amortization of Euro (210) million, and minority interests of Euro (28) million.

•	Diluted EPS: Euro (0.39) [US$(0.49) per ADS] based on an average of 1.34 billion shares.

BALANCE SHEET ITEMS:

•	Operating working capital: Euro 104 million, a sequential decrease of Euro 753 million

•	Cash and equivalents: Euro 6,269 million, compared to Euro 6,451 million at the end of Q3 2003.

•	Net Cash: Euro 976 million.

•	Gearing: (29%)

•	Operating Cash Flow: Euro 497 million for the fourth quarter

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to first quarter and full year 2004 revenue, income from operations and EPS (ii) the benefits to Alcatel in 2004 from its restructuring efforts and (iii) continued growth of Alcatel’s market share. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its cost cutting and restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to improved net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sale increases and realization of positive net income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Claire Pedini	Tel : +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements

April 30	1st quarter earnings release
June 4	Shareholders General Meeting, Paris
July 29	2nd quarter 2004 earnings release
October 28	3rd quarter 2004 earnings release
December 2	Analyst’s Day, Paris